

Helen Frankenthaler (b.1928–2011)

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Where as similar works sold at auction since 1984 appreciated at a modest 9.6% annually, since 2010 they have appreciated at 14.4%. The acceleration in price growth coincides with a renewed interest in the artist's market in recent years.

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Initial Offering Price

$2,331,000

Offering Circular

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Similar Sales | Record Price | Repeat Sales


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Price Appreciation of Similar Works

14.4%

Sharpe Ratio (1984-2021) watch video

Helen Frankenthaler	▲1.56
All Art	0.28
S&P 500	0.56

41% Progress

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WHY WE LIKE THIS PAINTING

MASTERWORKS

- Helen Frankenthaler was a leading artist of the American Abstract Expressionist and Color Field movements in the mid-20th century.
- The artist has seen significant increases in prices realized at auction in recent years, and her auction records are led by paintings sold over the previous two years, including: *Royal Fireworks* (1975), which sold for $7,895,300 in June 2020, *Dream Decision* (1976), which sold for $5,894,100 in November 2021, and *Circe* (1974), which sold for $4,769,000 in May 2022.
- Our acquisitions team has reviewed over 120 examples of work by Helen Frankenthaler, many of which are priced in excess of $2 million. Of these 120 works, this is the fourth one we have selected to be offered on the Masterworks platform.
- The large-scale Work is a characteristic example of Helen Frankenthaler's mature, abstract work of the late 1960s, which incorporates her signature soak-stain technique alongside organic forms and washes of color.
- The year prior to the Painting's creation, Frankenthaler was selected to represent the United States at the Venice Biennale, along with peers of considerable pedigree Ellsworth Kelly, Roy Lichtenstein, and Jules Olitsky.
- As of December 22, 2022, examples similar in period, scale, and composition to the Painting have achieved prices at auction in excess of $2.5 million, including: *Yellow Crater* (1963-64), which sold for $2,820,000 in November 2022, *Yellow Canyon* (1968), which sold for $2,712,000 in May 2022, and *Head of the Meadow* (1967), which sold for $3,020,000 in July 2020.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales	2021 Number of Lots Sold
$31,601,078	74

HELEN FRANKENTHALER

b. 1928 – d. 2011, UNITED STATES



$2,331,000

INITIAL OFFERING

14.4%

ANNUAL APPRECIATION OF SIMILAR WORKS SINCE 2010[1]

Acrylic on canvas | 82 × 62 in. (208 × 157 cm.)

Helen Frankenthaler was one of the most important and influential American Abstract Expressionist artists of the 20th century.

The Painting is a prime example of Helen Frankenthaler's mature abstract practice, which, through experimentation with material and an emphasis on color, bridged the gap between Abstract Expressionism and Color Field Painting. Executed in 1967, the Painting employs Frankenthaler's signature soak-stain technique, which she first developed in the early 1950s. By pouring thinned paint directly onto unprimed canvases, the artist produced expansive fields of pure color that merged together to create the undulating, organic forms, evident in the Painting. The work's broad sweeps of color reflect her desire to free color and form from the confines of representation and the gesture of Abstract Expressionism. In the 1960s, Frankenthaler gradually replaced her earlier turpentine-thinned oil paints with diluted acrylics, which allowed her to achieve more complex washes of bright, luminous color. In 1967, the year of the Painting's creation, the artist moved into a larger studio, which afforded her the opportunity to work on a larger scale, where she placed canvases directly on the floor, rather than propped on easels. The result of these changes is an increased sense of experimentation and innovation. The year prior to the Painting's creation, Frankenthaler was selected to represent the United States at the Venice Biennale, along with Ellsworth Kelly, Roy Lichtenstein, and Jules Olitsky. In his 1966 Artforum announcement of the selection, critic and curator Henry Geldzhaler described Frankenthaler's work created at the time, in the same style of the Painting, and noted that "in their vast emptiness, [they] have greater suggestive power...it is the absence of color, the blank canvas, edged and spotted with color, that carries the painting." As of December 30, 2022, examples similar in period, scale, and composition to the Painting have achieved prices at auction in excess of $2.5 million. These include: *Yellow Crater* (1963-64), which sold for $2,820,000 at Christie's, New York, on November 17, 2022, *Yellow Canyon* (1968), which sold for $2,712,000 at Sotheby's, New York, on May 20, 2022, and *Head of the Meadow* (1967), which sold for $3,020,000 in an online sale through Phillips on July 2, 2020. The Painting's period, scale, and execution make it a commercial and desirable work by Helen Frankenthaler.

AS OF DECEMBER 30, 2022, THE ARTIST HAS SEEN SIGNIFICANT INCREASES IN PRICES REALIZED AT AUCTION IN RECENT YEARS, AND HER AUCTION RECORDS ARE LED BY PAINTINGS SOLD OVER THE PREVIOUS TWO YEARS: *ROYAL FIREWORKS* (1975), WHICH SOLD ON JUNE 29, 2020 AT SOTHEBY'S NEW YORK FOR $7,895,300, *DREAM DECISION* (1976), WHICH SOLD AT SOTHEBY'S, NEW YORK ON NOVEMBER 19, 2021 FOR $5,894,100, AND *CIRCE* (1974), WHICH SOLD FOR $4,769,000 AT SOTHEBY'S, NEW YORK, ON MAY 19, 2022.

Helen Frankenthaler has been regularly included in major international exhibitions since her first show in New York. In 1959, Frankenthaler was awarded first prize at the Premiere Biennale de Paris, and in 1960, her first institutional exhibition was held at the Jewish Museum in New York. In 1966, Frankenthaler represented the United States at the 33rd Venice Biennale, alongside Ellsworth Kelly, Roy Lichtenstein, and Jules Olitski, and a major show at the Whitney Museum of American Art followed in 1969. The Modern Art Museum of Fort Worth held a traveling retrospective in 1989, which visited the Museum of Modern Art in New York, the Los Angeles County Museum of Art, and the Detroit Institute of Arts. In 2019, Tate Britain showed a year-long exhibition of selected paintings by the artist, and in 2021, a major group show titled "Women in Abstraction" prominently featured her work at the Centre Pompidou in Paris. In April 2022, the Kunsthalle Krems in Austria and the Museum Folkwang in Essen, Germany, co-organized a solo exhibition titled "Helen Frankenthaler: Painterly Constellations," which features 74 works and will run through March 2023. As of December 30, 2022, the artist has seen significant increases in prices realized at auction in recent years, and her auction records are led by paintings sold over the previous two years: *Royal Fireworks* (1975), which sold on June 29, 2020 at Sotheby's New York for $7,895,300, *Dream Decision* (1976), which sold at Sotheby's, New York on November 19, 2021 for $5,894,100, and *Circe* (1974), which sold for $4,769,000 at Sotheby's, New York, on May 19, 2022.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


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Helen Frankenthaler (b. 1928 – d. 2011) was born into a wealthy Manhattan family and raised in New York City. Following her graduation from Bennington College in Vermont in 1949, Frankenthaler returned to New York City to become a painter. Frankenthaler received her first solo show at Tibor de Nagy Gallery and also participated in the seminal 1951 "9th Street Show," curated by Leo Castelli. In addition to the first generation of Abstract Expressionists, like Jackson Pollock, the exhibition also showcased works by second generation female Abstract Expressionist painters, including Joan Mitchell, Lee Krasner, Elaine de Kooning, and Grace Hartigan. In 1952, Frankenthaler developed her pioneering "soak-stain" technique, where thinned oil paint was poured directly onto unprimed canvas to create large fields of color. In 1970, Frankenthaler closed her studio on 83rd street in Manhattan, and a year later, ended her thirteen year marriage to artist Robert Motherwell. In the aftermath of their divorce she traveled to the American Southwest, which would significantly influence her compositions and palette for the rest of the decade. The artist continued to paint through the 1980s and 1990s, until her passing in 2011. The Frankenthaler estate has been represented by Gagosian Gallery since 2012.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Painting by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Helen Frankenthaler with the following criteria: stretched canvas paintings executed 1963 to 1972 that measure 60 x 100 inches in height to 40 x 85 inches in width. Where the auction house's buyer's premium was unavailable, the following buyer's premiums were applied: 10% was applied to "Mustard Cloud" (1972), which sold on May 11, 1999 at Phillips, New York. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 9.6% CAGR implied from selected sales occurring from November 1, 1984 to November 17, 2022. The realized prices comprised by this set of transactions have increased at an estimated 12.1% CAGR implied from selected sales occurring from the year ending December 31, 2000 to November 17, 2022. The realized prices comprised by this set of transactions have increased at an estimated 14.4% CAGR implied from selected sales occurring from the year ending December 31, 2010 to November 17, 2022.

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